Proxy

SPECIAL MEETING OF SHAREHOLDERS OF		SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.
CUSAC GOLD MINES LTD.
TO BE HELD AT Suite 1500 – 1055 West Georgia St., Vancouver, BC		Resolutions
ON Friday, March 14, 2008, AT 10:00 a.m.		(For full details of each resolution, please see the enclosed Information Circular)

I/We being holder(s) of the Company hereby appoint:
David H. Brett, President, Chief Executive Officer and a Director of the Company, or failing this person, Guilford Brett, Chairman and a Director of the Company, or in the place of the foregoing,			For	Against	Withhold
1. To approve as a special resolution the “Cusac Shareholder Arrangement Resolution” as set out in Appendix A to the Information Circular dated February 13, 2008 prepared for this Special Meeting

(print the name) ,	as				N/A
my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof. I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

THIS FORM MUST BE SIGNED AND DATED ABOVE.

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INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the holder, or by your attorney duly authorized by you in writing, or, in the case of a Company, by a duly authorized officer or representative of the Company; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.

4.	A holder who wishes to attend the Meeting and vote on the resolutions in person may simply register with the scrutineers before the Meeting begins.

5.	A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR

(b)

appoint another proxyholder, who need not be a holder of the Company, to vote according to the holder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, the holder may still attend the Meeting and may vote in person. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

7.

Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.

8.

To be represented at the Meeting, proxies submitted must be received no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at http://webvote. pctc.com. To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683).
Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.
Voting by mail or fax may be the only method for holdings held in the name of a Company or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.

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